UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 6)*



                             Standard Brands Paint Company
                                    (Name of Issuer)


                              Common Stock, $.01 par value
                             (Title of Class of Securities)


                                      853156-10-7
                                     (CUSIP Number)


             Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     CUSIP No. 853156-10-7               13G                  Page 2 of 11 Pages



     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Transamerica Occidental Life Insurance Company
             95-1060502

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             California


                         5  SOLE VOTING POWER
                            0
     NUMBER OF
     SHARES
     BENEFICIALLY 6      SHARED VOTING POWER
     OWNED BY EACH          1,706,388
     REPORTING
     PERSON WITH
                         7  SOLE DISPOSITIVE POWER
                            0


                         8  SHARED DISPOSITIVE POWER
                            1,706,388


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,706,388


     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*     [ ]


     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.1%

     12      TYPE OF REPORTING PERSON*
             HC and IC


                         *SEE INSTRUCTION BEFORE FILLING OUT!





     CUSIP No. 853156-10-7               13G                  Page 3 of 11 Pages



     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Transamerica Insurance Corporation of California
             95-2634355

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             California


                         5  SOLE VOTING POWER
                            0
     NUMBER OF
     SHARES
     BENEFICIALLY 6      SHARED VOTING POWER
     OWNED BY EACH          1,706,388
     REPORTING
     PERSON WITH
                         7  SOLE DISPOSITIVE POWER
                            0


                         8  SHARED DISPOSITIVE POWER
                            1,706,388


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,706,388


     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*     [ ]


     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.1%

     12      TYPE OF REPORTING PERSON*
             HC and IC


                         *SEE INSTRUCTION BEFORE FILLING OUT!





     CUSIP No. 853156-10-7               13G                  Page 4 of 11 Pages



     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Transamerica Investment Services, Inc.
             94-1632699

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware


                         5  SOLE VOTING POWER
                            0
     NUMBER OF
     SHARES
     BENEFICIALLY 6      SHARED VOTING POWER
     OWNED BY EACH          1,706,388
     REPORTING
     PERSON WITH
                         7  SOLE DISPOSITIVE POWER
                            0


                         8  SHARED DISPOSITIVE POWER
                            1,706,388


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,706,388


     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*     [ ]


     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.1%

     12      TYPE OF REPORTING PERSON*
             IA


                         *SEE INSTRUCTION BEFORE FILLING OUT!





     CUSIP No. 853156-10-7               13G                  Page 5 of 11 Pages



     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Transamerica Corporation
             94-0932740

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware


                         5  SOLE VOTING POWER
                            0
     NUMBER OF
     SHARES
     BENEFICIALLY 6      SHARED VOTING POWER
     OWNED BY EACH          1,706,388
     REPORTING
     PERSON WITH
                         7  SOLE DISPOSITIVE POWER
                            0


                         8  SHARED DISPOSITIVE POWER
                            1,706,388


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,706,388


     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*     [ ]


     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.1%

     12      TYPE OF REPORTING PERSON*
             HC


                         *SEE INSTRUCTION BEFORE FILLING OUT!





     CUSIP No. 853156-10-7               13G                  Page 6 of 11 Pages



             Item 1(a).  Name of Issuer.

                         Standard Brands Paint Company (the "Issuer").

             Item 1(b).  Address of Issuer's Principal Executive Offices.

                         4300 West 190th Street, Torrance, California 90509.

             Item 2(a).  Name of Person Filing.

                         This statement is filed by Transamerica Occidental Life
             Insurance Company ("Occidental"); Transamerica Insurance Corporation of California, the parent of Occidental ("TICC"); Transamerica Investment Services, Inc. ("TIS"); and Transamerica Corporation, the parent of TICC and TIS ("Transamerica") (collectively, the "Companies").

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                         The address of Transamerica is 600 Montgomery Street,
             San Francisco, California 94111, and the address of each of the other Companies is 1150 South Olive Street, Los Angeles, California 90015.

             Item 2(c).  Citizenship.

                         Occidental and TICC are California corporations.
             Transamerica and TIS are Delaware corporations.

             Item 2(d).  Title of Class of Securities.

                         Common Stock, $.01 par value ("Common Stock").

             Item 2(e).  CUSIP Number.

                         853156-10-7

             Item 3.     Type of Reporting Person.

                         Each of the Companies is filing this statement pursuant
             to Rule 13d-2(b).  Occidental is an insurance company as defined in
             Section 3(a)(19) of the Securities Exchange Act of 1934; TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G); TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; and Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).





     CUSIP No. 853156-10-7               13G                  Page 7 of 11 Pages



             Item 4.     Ownership.

                         Reference is hereby made to Items 5-9 and 11 of each of
             the cover pages to this statement, which items are incorporated by reference herein.

             Item 5.     Ownership of Five Percent or Less of a Class.

                         Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                         TICC is deemed to be the beneficial owner of the
             1,706,388 shares of Common Stock beneficially owned by its subsidiary, Occidental. Occidental owns 835,691 of these shares for its own account. Occidental is deemed the beneficial owner of the remaining 870,697 shares, all of which are beneficially owned by its subsidiary, Transamerica Life Insurance and Annuity Company ("TALIAC"). TALIAC owns these shares for its own account.

                         TIS is deemed to be the beneficial owner of 1,706,388
             shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental and TALIAC. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                         Transamerica is deemed to be the beneficial owner of
             1,706,388 shares of Common Stock because of its ownership of TICC and TIS.

                         To the knowledge of the Companies, no other person has
             the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                         TICC and Transamerica are filing this statement
             pursuant to Rule 13d-1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of their relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.





     CUSIP No. 853156-10-7               13G                  Page 8 of 11 Pages



             Item 8.     Identification and Classification of Members of the
                         Group.

                         Not applicable.

             Item 9.     Notice of Dissolution of Group.

                         Not applicable.

             Item 10.    Certification.

                         By signing below the undersigned certify that, to the
             best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





     CUSIP No. 853156-10-7               13G                  Page 9 of 11 Pages





                                          Signature

                         After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                                        COMPANY


             February 13, 1996       By /s/ Richard N. Latzer
                                         __________________________________
                                        Richard N. Latzer
                                        Chief Investment Officer


                                     TRANSAMERICA INSURANCE CORPORATION OF
                                        CALIFORNIA


             February 13, 1996       By /s/ Richard N. Latzer
                                        __________________________________
                                        Richard N. Latzer
                                        Senior Vice President
                                        Transamerica Corporation
                                        Its Attorney-In-Fact


                                     TRANSAMERICA INVESTMENT SERVICES, INC.



             February 13, 1996       By /s/ Richard N. Latzer
                                        __________________________________
                                        Richard N. Latzer
                                        President and Chief Executive Officer


                                     TRANSAMERICA CORPORATION



             February 13, 1996       By /s/ Richard N. Latzer
                                        __________________________________
                                        Richard N. Latzer
                                        Senior Vice President and
                                        Chief Investment Officer





     CUSIP No. 853156-10-7               13G                 Page 10 of 11 Pages



                         Pursuant to rule 13d-1(f)(1) under the Securities
             Exchange Act of 1934, the undersigned, Transamerica Occidental Life Insurance Company, a California corporation, Transamerica Insurance Corporation of California, a California corporation, Transamerica Investment Services, Inc., a Delaware Corporation, and Transamerica Corporation, a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G, dated February 13, 1996 and any amendments thereto, are filed on behalf of each of them.

                                        TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                                           COMPANY


             February 13, 1996          By /s/ Richard N. Latzer
                                           _______________________________
                                           Richard N. Latzer
                                           Chief Investment Officer

                                        TRANSAMERICA INSURANCE CORPORATION OF
                                           CALIFORNIA


             February 13, 1996          By /s/ Richard N. Latzer
                                           _______________________________
                                           Richard N. Latzer
                                           Senior Vice President,
                                           Transamerica Corporation
                                           Its Attorney-in-Fact

                                        TRANSAMERICA INVESTMENT SERVICES, INC.



             February 13, 1996          By /s/ Richard N. Latzer
                                           _______________________________
                                           Richard N. Latzer
                                           President and Chief Executive Officer

                                        TRANSAMERICA CORPORATION


             February 13, 1996          By /s/ Richard N. Latzer
                                           _______________________________
                                           Richard N. Latzer
                                           Senior Vice President and
                                           Chief Investment Officer





     CUSIP No. 853156-10-7               13G                 Page 11 of 11 Pages



                         Occidental and TALIAC are insurance companies as
             defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TALIAC is a wholly owned subsidiary of Occidental. Occidental is a wholly owned subsidiary of TICC.

                         TICC is an insurance company as defined in Section
             3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica.

                         Management of the affairs of subsidiaries of
             Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica, TICC and Occidental is not intended as, and should not be deemed, an acknowledgement of beneficial ownership or shared voting or dispositive power by them of the shares of the Common Stock beneficially owned by their respective subsidiaries, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.

























                                          Exhibit A